Exhibit 99.1

Eco Wave Power Hits Major U.S. Milestone as Floater Installation Concludes Ahead of September 9 Project Unveiling

Los Angeles, California – July 28, 2025 – Eco Wave Power Global AB (publ) (NASDAQ: WAVE), a leading onshore wave energy technology company, is pleased to announce the successful completion of floaters installation for its first U.S. wave energy project at the Port of Los Angeles. With this critical milestone achieved, the Company is moving full speed ahead toward the official unveiling on September 9, 2025, as planned.

The Los Angeles project is a demonstration pilot, designed to validate Eco Wave Power’s patented wave energy technology in real-world marine conditions. The pilot plays a strategic role in advancing Eco Wave Power’s U.S. market entry—with key goals including:

●	Environmental impact studies in collaboration with relevant stakeholders

●	Material and floater durability testing to enhance long-term performance

●	Gaining experience in U.S. licensing and permitting process, including engagement with the U.S. Army Corps of Engineers and local port authorities

“This pilot is not just a technology showcase—it’s a foundation for full-scale commercialization in the U.S.,” said Inna Braverman, Founder and CEO of Eco Wave Power. “With all floaters installed and our energy conversion system installation underway, we’re proud to demonstrate how existing coastal infrastructure can be leveraged for clean, reliable power from ocean waves.”

The floaters were fabricated by All-Ways Metal, a California-based, woman-owned company, and installed by C&S Welding Inc., a Wilmington-based marine and industrial contractor known for its exemplary safety record and coastal infrastructure expertise.

“We’re honored to be part of this groundbreaking project,” said Ian Crichton, President of C&S Welding Inc. “Eco Wave Power’s system is a practical, local solution to global energy challenges—and we’re excited to contribute our capabilities to its U.S. debut.”

Hosted by AltaSea at the Port of Los Angeles and supported by Shell’s Marine Renewable Program, the project utilizes floaters mounted on existing marine structures, converting wave motion into clean electricity through a land-based conversion unit. The technology is modular, low-maintenance, and designed for minimal environmental impact—making it ideal for scalable deployments along coastlines and in port environments.

About Eco Wave Power Global AB (publ)

Eco Wave Power (NASDAQ: WAVE) is a pioneering onshore wave energy company transforming ocean and sea waves into clean, cost-efficient electricity using its patented and intelligent technology.

With a strong commitment to addressing climate change, the company developed and operates Israel’s first grid-connected wave energy power station—recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and co-funded by EDF Renewables IL.

Eco Wave Power is actively expanding its global footprint, with upcoming projects planned in the Port of Los Angeles, Portugal, Taiwan, and India—contributing to a growing project pipeline of 404.7 MW.

The company has earned support and recognition from leading international organizations, including the European Union Regional Development Fund, Innovate UK, and the Horizon 2020 program, and is a proud recipient of the United Nations Global Climate Action Award.

Eco Wave Power’s American Depositary Shares are listed on the Nasdaq Capital Market under the symbol “WAVE.” For more information, please visit www.ecowavepower.com.

Note: Information available on or through the websites mentioned herein does not form part of this press release.

For press inquiries, please contact: info@ecowavepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses its expectation that its first U.S. wave energy project will be unveiled on September 9th. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on March 3, 2025, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.